UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

FORM 11-K
___________________

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission File No. 1-13300

CAPITAL ONE FINANCIAL CORPORATION
ASSOCIATE SAVINGS PLAN

CAPITAL ONE FINANCIAL CORPORATION
1680 Capital One Drive
McLean, Virginia 22102

Capital One Financial Corporation Associate Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2016 and 2015

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule:
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	13
Signature	14
Exhibit:
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	15

Report of Independent Registered Public Accounting Firm

To the Administrator of the
Capital One Financial Corporation Associate Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Capital One Financial Corporation Associate Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Capital One Financial Corporation Associate Savings Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of Capital One Financial Corporation Associate Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

June 23, 2017
Glen Allen, Virginia

Capital One Financial Corporation Associate Savings Plan
Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2016	2015
Assets:
Investments, at fair value	$3,825,246,647	$3,303,114,644
Investments, at contract value	409,017,709	354,436,651
Total investments	4,234,264,356	3,657,551,295
Receivables:
Notes receivable from participants	116,807,988	115,798,727
Net assets available for benefits	$4,351,072,344	$3,773,350,022

See accompanying Notes to Financial Statements.

Capital One Financial Corporation Associate Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2016	2015
Additions:
Investment income (loss):
Net appreciation (depreciation) of investments	$308,324,680	$(198,103,906)
Interest and dividends on investments	78,274,988	111,246,687
Net investment income (loss)	386,599,668	(86,857,219)
Interest income on notes receivable from participants	3,665,070	3,585,906
Contributions:
Employer	239,177,561	224,138,201
Participants	241,581,656	224,390,754
Rollovers	41,388,305	42,189,703
Total contributions	522,147,522	490,718,658
Total additions	912,412,260	407,447,345
Deductions:
Benefits paid to participants	330,854,788	308,491,721
Administrative expenses	3,835,150	3,644,224
Total deductions	334,689,938	312,135,945
Net increase in net assets available for benefits	577,722,322	95,311,400
Net assets available for benefits:
Beginning of year	3,773,350,022	3,678,038,622
End of year	$4,351,072,344	$3,773,350,022

See accompanying Notes to Financial Statements.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

Note 1—Description of Plan

Effective January 1, 1995, Capital One Financial Corporation (the “Company”) established and adopted the Capital One Financial Corporation Associate Savings Plan (the “Plan”) for the benefit of its eligible employees.

The Benefits Committee of the Company is the Plan administrator and Fidelity Management Trust Company (the “Trustee”) was the Plan trustee for both the 2016 and 2015 plan years.
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who are age 18 or older (including any related companies that adopt the Plan). Eligible employees are automatically enrolled in the Plan immediately upon hire unless they elect to opt-out of Plan participation. The Plan is a qualified defined contribution retirement plan with a cash or deferred arrangement under Internal Revenue Code Sections 401(a) and 401(k), respectively, and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Under the Plan, participants can elect to make annual pre-tax and Roth contributions of no more than 50% of their eligible compensation, subject to Internal Revenue Service (“IRS”) limitations. The IRS limitation was $18,000 for both 2016 and 2015. Participants who are age 50 or older at the end of a particular calendar year are permitted to make additional elective deferral contributions of $6,000 for both 2016 and 2015. Participants may also contribute amounts representing distributions from other qualified plans as roll-over contributions.

The Company makes contributions to each eligible associate’s account and matches a portion of associate contributions. The Company’s contributions, which provide for a maximum annual Company contribution of up to 7.5% of eligible compensation, consist of two major components: (1) a basic safe-harbor non-elective contribution and (2) Company matching contributions.

The following table summarizes the Plan’s contribution structure:

Contribution Type	Contribution Structure
1. Basic safe-harbor non-elective contribution	• 3% of eligible compensation
2. Company matching contributions
•    Up to 3% of eligible compensation, calculated as 100% Company match on the first 3% of associate deferrals
•    Up to 1.5% of eligible compensation, calculated as 50% Company match on the next 3% of associate deferrals

Total annual contribution opportunity	• Maximum of 7.5% of eligible compensation

The basic safe-harbor non-elective contribution of 3% of eligible compensation, as defined in the Plan document, is made for all eligible employees regardless of participation in the Plan. In addition, the Company makes matching contributions of up to 4.5% of a participant’s eligible compensation. The Company makes “true-up” matching contributions for participants who did not receive the full match to which participants would have been entitled if participants had contributed to the Plan ratably throughout the year. Employees who have made pre-tax and/or Roth

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

contributions to the Plan during the Plan year are eligible for the Company matching contributions. The Company makes contributions on a per-pay period basis and new employees become immediately eligible for the Company’s matching contributions. All Company contributions are cash contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations of employer contributions are determined based on participant contributions or eligible compensation, as defined in the Plan document. Allocations of Plan earnings are determined based upon the number of units of the Plan’s investment options in each participant’s account. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account as of the date of record.

Vesting

Participant contributions and the Company's basic safe-harbor non-elective contributions vest immediately, along with earnings on those contributions. The Company’s matching contributions plus actual earnings thereon vest after two years of service.

Forfeited Accounts

Excess forfeited balances of terminated participants’ non-vested accounts, after payment of administrative expenses, are used to reduce future Company contributions. Forfeited non-vested accounts totaled $4,029,487 and $2,705,608 as of December 31, 2016 and 2015, respectively. Forfeitures used to reduce administrative expenses and Company contributions totaled $1,211,474 and $3,133,289, respectively, in 2016, and $1,507,768 and $4,352,166, respectively, in 2015.

Investment Options

All investments in the Plan are participant-directed. Participants may change their investment options at any time. As of December 31, 2016, the Company offered 29 investment options, which are summarized below:

•
BlackRock LifePath Fund (2020, 2025, 2030, 2035, 2040, 2045, 2050, 2055, 2060 and Retirement)—Each fund is a broadly diversified portfolio, tailored to the investment horizon of the fund. The name of each fund (e.g., BlackRock LifePath 2020) represents the year during which participants will most likely begin to draw income and/or principal from their investment. The LifePath funds are the default investment choices unless participants choose otherwise. The investment is intended to be a "qualified default investment alternative" for purposes of ERISA.

•
BlackRock MSCI ACWI ex-U.S. IMI Index Fund—Monies are primarily invested in equity securities included in the MSCI ACWI ex-U.S. IMI Index, which broadly represents the performance of the world's total market capitalization outside of the U.S.

•
BlackRock Russell 2500 Index Fund—Monies are primarily invested in common stocks included in the Russell 2500 Index, which broadly represents the performance of small to mid-capitalization companies publicly traded in the U.S.

•
BlackRock Strategic Completion Non-Lendable Fund—Monies are primarily invested in inflation sensitive asset classes, such as U.S. treasury inflation protected securities, real estate investment trusts and commodities.

•
BlackRock U.S. Debt Index Fund—Monies are primarily invested in debt securities included in the Barclays Capital U.S. Aggregate Bond Index, which broadly represents the performance of debt securities publicly traded in the U.S.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

•
Capital One Stock Fund—Monies are invested in a unitized trust fund which primarily invests in shares of the Company’s common stock, as well as in short-term investments to provide for the Capital One Stock Fund's estimated liquidity needs.

•	Dodge & Cox Balanced Fund—Monies are primarily invested in a diversified mix of common and preferred stocks and investment-grade bonds, generally rated in the top four rating categories.

•	Dodge & Cox International Stock Fund—Monies are primarily invested in equity securities of companies outside of the U.S. from at least three different foreign countries, including emerging markets.

•
Fidelity 500 Index Fund (Institutional Premium Class)—Monies are primarily invested in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the U.S.

•	Fidelity BrokerageLink—This self-directed option allows participants to invest in mutual funds and other investment options beyond the investment options offered directly through the Plan.

•	Fidelity Capital Appreciation Fund (Class K)—Monies are primarily invested in common stocks. The investment seeks capital appreciation in either growth stocks or value stocks or both.

•	Hartford MidCap Fund (Class Y)—Monies are primarily invested in common stocks of mid-capitalization companies.

•	Hartford Small Company HLS Fund (Class IA)—Monies are primarily invested in common stocks of small-capitalization companies.

•
Lazard Emerging Markets Equity Fund Institutional Shares—Monies are primarily invested in equity securities of companies whose principal business activities are located in emerging market countries, with a focus on Latin America, the Pacific Basin and Eastern Europe.

•	Northern Small Cap Value Fund—Monies are primarily invested in equity securities of small-capitalization companies.

•
Prudential Core Plus Bond Fund (Class 5)—Monies are primarily invested in bond securities meant to outperform the Barclays Capital U.S. Aggregate Bond Index, which broadly represents the performance of debt securities publicly traded in the U.S.

•
Stable Value Fund—Monies are invested in a diversified portfolio of investment contracts issued by high quality insurance companies and banks, with each contract carrying a crediting rate of interest and backed by high quality securities.

•
T. Rowe Price Institutional Large Cap Growth Fund—Monies are primarily invested in securities of large-capitalization companies that the manager believes to offer the potential for above-average earnings growth.

•
T. Rowe Price Institutional Large Cap Value Fund—Monies are primarily invested in a diversified portfolio of equity investments in large-capitalization U.S. issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 1000 Value Index at the time of investment.

•
Vanguard Total World Stock Index Fund Institutional Shares—Monies are primarily invested in common stocks included in the FTSE Global All Cap Index, which broadly represents the performance of the world's total market capitalization in both developed and emerging markets.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

Notes Receivable from Participants

Participants may elect to borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms typically range from one to five years, but can extend up to ten years if used toward the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through bi-weekly payroll deductions. Management has evaluated notes receivable from participants for collectability and has determined that no allowance is considered necessary.

Payment of Benefits

A participant may elect to receive an amount up to the vested value of his or her account through a lump-sum cash distribution upon the participant’s death, hardship, retirement, termination of service or for other reasons as governed by the Plan document. If the participant has invested in the Capital One Stock Fund, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.

Administrative Expenses

Administrative expenses consist primarily of record keeping and advisory fees paid to the Trustee and are paid either out of Plan forfeitures or by the Company. Accounting fees are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”). Benefits are recorded when paid. The preparation of financial statements in accordance with U.S. GAAP requires management to make a number of judgments, estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. These estimates are based on information available as of the date of the financial statements. While management makes its best judgment, actual amounts or results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Securities transactions are recorded as of the trade date.

The fair value of shares of registered investment companies is based on quoted market prices, which represent the net asset values of shares held by the Plan as of year end.

Capital One Stock Fund is not traded on an active market. The fair value of units in the Capital One Stock Fund is determined using the net asset value per share provided by the administrator of the fund as a practical expedient. The underlying investment in the Company's stock is valued based on the closing price reported on the New York Stock Exchange on the last business day of the Plan year.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

Investments in collective trusts are not traded on an active market, but are instead valued using the net asset value per share provided by the administrator of the fund as a practical expedient to estimate fair value. The unit price is based on underlying investments which are traded on an active market. Each collective investment trust provides for daily redemptions by the Plan at reported net asset value per share, with no advance notice requirements for participants and 30 days advance notice requirement for the Plan. There were no unfunded commitments as of December 31, 2016 and 2015.

The Plan’s investment in the Stable Value Fund has underlying investments in guaranteed investment contracts (“GICs”), synthetic GICs, and cash equivalents, and is measured and accounted for based on contract value. The contract value is equal to the principal balance plus accrued interest, which represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan invests in certain investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Newly Adopted Accounting Standards

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), which eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured using net asset value per share as a practical expedient.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans, Health and Welfare Benefit Plans: (Part I) Fully Benefit-Responsive Investment Contracts ("FBRICs"), (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirement to measure and disclose the fair value of FBRICs. Part I also eliminates certain disclosures, including average yield earned by the Plan and the methodology used to calculate the interest crediting rate. Part II eliminates the disclosure requirements for individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value by no longer requiring to disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan.

The Plan adopted these standards effective December 31, 2016, which provided for simplified investment disclosures on the Plan's financial statements, but they had no material effect on the Plan's net asset available for benefits or the changes therein. Both standards were retrospectively applied to all periods presented in the financial statements.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

Note 3—Investments

The Plan’s investments are held in a trust administered by the Trustee. A complete listing of the Plan’s investments as of December 31, 2016 is included in the Supplemental Schedule—Schedule H, Line 4i—Schedule of Assets (Held at End of Year).

Fully Benefit-Responsive Investment Contracts

The Stable Value Fund (the “Fund”) invests primarily in investment contracts such as traditional GICs and synthetic GICs. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. In a traditional GIC, the issuer takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Fund. The interest crediting rate is based on a formula established by the contract issuer. With traditional GICs, the Fund owns only the contract itself.

A synthetic GIC includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Fund in certain circumstances. With synthetic GICs, the underlying investments are owned by the Fund and held in trust for Plan participants. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant contributions, transfers and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract. As of both December 31, 2016 and 2015, all of the investment contracts in the Fund were synthetic GICs.

Certain circumstances may limit the ability of the Fund to transact at contract value with the contract issuer. These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, the Company making an election to withdraw from a wrapper contract in order to switch to a different investment provider, or the terms of a successor Plan (in the event of spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for the issuance of a clone wrapper contract. Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. If one of these events occurred, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

The Plan administrator believes that the events noted above that limit the Plan’s ability to execute transactions at contract value are unlikely to occur.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

Note 4—Fair Value Measurement

Fair value, also referred to as an exit price, is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on the markets in which the assets or liabilities trade and whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. The fair value measurement of a financial asset or liability is assigned a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

Level 1:	Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:
Valuation is based on observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:
Valuation is generated from techniques that use significant assumptions not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies or similar techniques.

The degree of management judgment involved in determining the fair value of assets or liabilities is dependent upon the availability of quoted prices in active markets or observable market parameters. When quoted prices and observable data in active markets are not fully available, management judgment is necessary to estimate fair value. Changes in market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value. The process for determining fair value using unobservable inputs is generally more subjective and involves a high degree of management judgment and assumptions.

The accounting guidance for fair value measurements requires that we maximize the use of observable inputs and minimize the use of unobservable inputs in determining the fair value. Significant judgment may be required to determine whether certain assets or liabilities measured at fair value are included in Level 2 or Level 3. In making this determination, we consider all available information, including observable market data, indications of market liquidity and orderliness, and our understanding of the valuation techniques and significant inputs used. The calculation of fair value is based on market conditions as of each statement of net assets available for benefits date and may not be reflective of ultimate realizable value.

Financial Assets Measured at Fair Value on a Recurring Basis

The following tables display the Plan’s assets measured on the statements of net assets available for benefits at fair value on a recurring basis as of December 31, 2016 and 2015:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Mutual funds	$2,061,207,634	$—	$—	$2,061,207,634
Plan assets not classified in fair value hierarchy:(1)
Collective investment trusts				1,439,071,751
Capital One Stock Fund				324,967,262
Total plan assets, at fair value				$3,825,246,647

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Mutual funds	$1,870,963,178	$—	$—	$1,870,963,178
Plan assets not classified in fair value hierarchy:(1)
Collective investment trusts				1,127,358,486
Capital One Stock Fund				304,792,980
Total plan assets, at fair value				$3,303,114,644
__________
(1) These plan assets are measured at net asset value per share as a practical expedient and have not been classified in the fair value hierarchy. The fair value amounts are presented in this table to reconcile to the Statements of Net Assets Available for Benefits.

Note 5—Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated April 25, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”); therefore, the related trust is exempt from taxation.

Management has evaluated the effects of accounting guidance related to uncertain income tax positions and concluded that the Plan had no significant financial statement exposure to uncertain income tax positions at December 31, 2016 and 2015. The Plan is not currently under audit by any tax jurisdiction.

Note 6—Transactions with Parties-in-Interest

The following table summarizes the fair value of transactions within certain Plan investment options that are considered to be party-in-interest transactions as of December 31, 2016 and 2015, for which a statutory exception exists:

	December 31,	December 31,
	2016	2015
Fidelity 500 Index Fund(1)	$547,685,872	$463,934,590
Capital One Stock Fund	324,967,262	304,792,980
Fidelity Capital Appreciation Fund	150,253,026	167,845,719
Notes receivable from participants	116,807,988	115,798,727
Fidelity BrokerageLink	34,046,560	27,507,004
__________
(1) This fund changed its name from Spartan 500 Index Fund in 2016.

The Plan recognized administrative expense paid to the Trustee of $3,835,150 and $3,644,224 in 2016 and 2015, respectively.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

Note 7—Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits as of December 31, 2016 and 2015 per the financial statements to the net assets available for benefits per Form 5500:

	December 31,	December 31,
	2016	2015
Net assets available for benefits:
Net assets available for benefits, per the financial statements	$4,351,072,344	$3,773,350,022
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,880,022	5,428,729
Loans deemed distributed	(440,445)	(278,409)
Net assets available for benefits, per Form 5500	$4,354,511,921	$3,778,500,342

The following table presents a reconciliation of net income for the year ended December 31, 2016 per the financial statements to the net income per Form 5500:

	Year Ended December 31,
	2016	2015
Net income:
Net increase in net assets available for benefits, per the financial statements	$577,722,322	$95,311,400
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5,428,729)	(9,991,394)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,880,022	5,428,729
Change in benefits payable to participants	—	821,623
Change in loans deemed distributed	(162,036)	(173,073)
Net income, per Form 5500	$576,011,579	$91,397,285

Note 8—Subsequent Events

In accordance with U.S. GAAP, the Plan evaluates subsequent events that have occurred after the statement of net assets available for benefits date but before the financial statements are issued.  There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after that date. The Plan evaluated subsequent events through June 23, 2017, the financial statement issuance date.
Based on the evaluation, the Plan did not identify any recognized or non-recognized subsequent events that would have required adjustment to the financial statements or disclosure, respectively.

Capital One Financial Corporation Associate Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value
		Shares/Rate		(e) Current Value
	Registered investment companies:
*	Fidelity 500 Index Fund	6,990,247	shares	$547,685,872
	T. Rowe Price Institutional Large Cap Value Fund	10,603,133	shares	222,347,690
	Dodge & Cox Balanced Fund	2,014,409	shares	208,189,217
	T. Rowe Price Institutional Large Cap Growth Fund	6,929,967	shares	202,632,250
	Hartford MidCap Fund	6,538,932	shares	195,514,064
	Dodge & Cox International Stock Fund	4,697,580	shares	178,977,793
*	Fidelity Capital Appreciation Fund	4,735,362	shares	150,253,026
	Northern Small Cap Value Fund	5,617,084	shares	135,427,894
	Hartford Small Company Fund	5,535,242	shares	89,449,510
	Lazard Emerging Markets Equity Fund	4,812,535	shares	76,808,054
	Vanguard Total World Stock Index Fund	159,388	shares	19,875,704
	Total registered investment companies			2,027,161,074
	Collective investment trusts:
	BlackRock LifePath 2045	12,029,374	shares	172,723,763
	BlackRock LifePath 2040	11,914,502	shares	171,197,092
	Prudential Core Plus Bond Fund	1,127,478	shares	170,553,596
	BlackRock LifePath 2035	11,637,890	shares	167,340,062
	BlackRock LifePath 2050	10,361,465	shares	150,323,095
	BlackRock LifePath 2030	9,412,924	shares	135,154,530
	BlackRock LifePath 2025	7,077,971	shares	101,215,695
	BlackRock LifePath 2055	6,323,832	shares	96,734,400
	BlackRock LifePath 2020	4,288,775	shares	60,941,777
	BlackRock U.S. Debt Index Fund	5,357,232	shares	57,871,605
	BlackRock MSCI ACWI ex-U.S. IMI Index Fund	5,050,390	shares	55,926,003
	BlackRock Russell 2500 Index Fund	3,082,341	shares	48,705,615
	BlackRock LifePath Retirement	2,467,350	shares	36,115,349
	BlackRock LifePath 2060	910,080	shares	9,702,544
	BlackRock Strategic Completion Non-Lendable Fund	446,304	shares	4,566,625
	Total collective investment funds			1,439,071,751
*	Participant-directed brokerage accounts:
	Fidelity BrokerageLink	Various mutual funds and common stocks		34,046,560
	Fully benefit-responsive investment contracts:
	Stable Value Fund	28,813,425	shares	409,017,709
*	Capital One Stock Fund:
	Corporate common stock	3,630,177	shares	316,469,950
	Interest-bearing cash	8,497,312	par	8,497,312
	Total Capital One Stock Fund			324,967,262
	Total investments			4,234,264,356
*	Notes receivable from participants, maturing through 2032	3.25%-9.25% interest rates		116,807,988
	Total as of December 31, 2016			$4,351,072,344
__________
* Indicates a party-in-interest to the Plan.
Note: Column (d) is not applicable as all investments are participant-directed.

SIGNATURE

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ONE FINANCIAL CORPORATION
ASSOCIATE SAVINGS PLAN

By:     /s/ JORY A. BERSON_____________________
Name:     Jory A. Berson
on behalf of the Benefits Committee, as Plan Administrator

Dated: June 23, 2017